# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CION Grosvenor Infrastructure Master Fund, LLC, CIK 0002001586
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 100 Park Avenue, 25th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001083190

## Reporting persons
- Commonwealth of Pennsylvania, Public School Employees' Retirement System: type of reporting person: employee benefit plan or endowment fund (EP), parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 262,968.12; shared voting power 0; sole dispositive power 262,968.12; shared dispositive power 0; aggregate amount beneficially owned 262,968.12 (86.9% of the class)
- GCM Diversified Infrastructure, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 264,289.57; shared voting power 0; sole dispositive power 264,289.57; shared dispositive power 0; aggregate amount beneficially owned 264,289.57 (87.3% of the class)

## Item 1. Issuer
Name of issuer: CION Grosvenor Infrastructure Master Fund, LLC
Address of issuer's principal executive offices: 100 Park Avenue, 25th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
1. Commonwealth of Pennsylvania, Public School Employees' Retirement System
2. GCM Diversified Infrastructure, L.P.
Address of principal business office or, if none, residence:
1. 5 North 5th Street, Harrisburg, PA 17101
2. 767 Fifth Avenue, 11th Floor, New York, NY 10153
Citizenship:
1. Commonwealth of Pennsylvania
2. State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class:
1. 86.9%
2. 87.3%
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT
NUMBER DESCRIPTION
99.1 Joint Filing Agreement
99.2 Item 7 Information

## Signatures
- Commonwealth of Pennsylvania, Public School Employees' Retirement System: /s/ Robert J. Devine, Robert J. Devine/Deputy Chief Investment and Operations Officer (02/17/2026)
- GCM Diversified Infrastructure, L.P.: By: GCM CFIG GP, LLC, its General Partner, /s/ Girish Kashyap, Girish Kashyap/Authorized Signatory (02/17/2026)